                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                                 AUTOBYTEL INC.
                       (Name of Subject Company (issuer))

                                 AUTOBYTEL INC.
                        (Name of Filing Person (offeror))

              Options to Purchase Common Shares, $0.001 Par Value, Having an Exercise Price of More Than $4.00 Per Share
                         (Title of Class of Securities)

                                   053331 10 4

                      (CUSIP Number of Class of Securities)
                           (Underlying Common Shares)

                                   Ariel Amir
             Executive Vice President, General Counsel and Secretary
                            18872 MacArthur Boulevard
                          Irvine, California 92612-1400
                                 (949) 225-4500
                               Fax: (949) 862-1323

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                 ---------------

                                    Copy to:

                           John F. Della Grotta, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                        695 Town Center Drive, 17th Floor
                        Costa Mesa, California 92626-1924
                                 (714) 668-6200
                               Fax: (714) 979-1921

                                 ---------------

                            Calculation of Filing Fee

        Transaction Valuation*                      Amount of Filing Fee

             $32,755,548                                $6,551.00


* Calculated solely for purposes of determining the filing fee. This amount assumes that outstanding options to purchase 5,002,884 common shares of Autobytel Inc. having an aggregate value of $32,755,548 as of December 7, 2001, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

                                -----------------

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:             Not Applicable
          Form or Registration No.:           Not Applicable
          Filing party:                       Not Applicable
          Date filed:                         Not Applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

          [ ]    third party tender offer subject to Rule 14d-1.
          [X]    issuer tender offer subject to Rule 13e-4.
          [ ]    going-private transaction subject to Rule 13e-3.
          [ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1. SUMMARY TERM SHEET.

      The information set forth under "Summary of Terms" in the Offer to Exchange Outstanding Options having an Exercise Price of More Than $4.00 Per Share With New Options, dated December 14, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) The name of the issuer is Autobytel Inc., a Delaware corporation (the "Company" or "Autobytel"). The address of its principal executive offices is 18872 MacArthur Boulevard, Irvine, California 92612-1400. The telephone number of its principal executive offices is (949) 225-4500. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Autobytel Inc.") is incorporated herein by reference.

      (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the Downtown Web, Inc., d/b/a Autoweb, 1997 Stock Option Plan (the "1997 Autoweb Plan"), the Autoweb.com, Inc. 1999 Equity Incentive Plan, as amended (the "1999 Autoweb Plan"), the Autoweb.com, Inc. 1999 Directors Stock Option Plan (the "Autoweb Directors Plan," and with the 1997 Autoweb Plan and the 1999 Autoweb Plan, the "Autoweb option plans" and each individually an Autoweb option plan), the Auto-by-Tel Corporation 1996 Stock Incentive Plan, as amended, (the "1996 Incentive Plan"), the autobytel.com inc. 1998 Stock Option Plan, as amended (the "1998 Plan"), the autobytel.com inc. 1999 Stock Option Plan, as amended (the "1999 Plan"), the autobytel.com inc. 1999 Employee and Acquisition Related Stock Option Plan, as amended (the "1999 Acquisition Plan"), the Autobytel.com inc. 2000 Stock Option Plan, as amended (the "2000 Plan," and with the 1996 Incentive Plan, the 1998 Plan, the 1999 Plan and the 1999 Acquisition Plan, the "Autobytel Option Plans") to purchase shares of the Company's common stock, $0.001 par value (the "Common Shares"), having an exercise price per share of more than $4.00 (the "Options") for new options (the "New Options") to purchase the Common Shares to be granted under the Autobytel Option Plans, upon the terms and subject to the conditions described in the Offer to Exchange and the related cover letter and Letter of Transmittal (the "Letter of Transmittal" and, together with the related cover letter and Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). Option holders who wish to participate will be required to tender all of their options with an exercise price of more than $4.00. Tendering option holders will be required to also tender for exchange all option grants received during the six (6) month period prior to the commencement date of the Offer and any options granted during the Offer, even if those option grants have an exercise price equal to or less than $4.00 per share. For purposes of the Offer, unvested options that were granted under one or more of the Autoweb option plans that were assumed by Autobytel in connection with Autobytel's acquisition of Autoweb.com, Inc., will be deemed to have been granted as of August 14, 2001 (i.e., within the six (6) month period prior to the commencement date of the Offer) and, accordingly, will be required to be tendered for exchange if an option holder chooses to participate in the Offer. Options with exercise prices greater than $10.00 will be exchanged at a ratio of one new option for each ten old options tendered for exchange. Options with exercise prices of more than $4.00 and less than or equal to $10.00 will be exchanged at a ratio of nine new options for each ten old options tendered for exchange. Options with exercise prices equal to or below $4.00 will be exchanged at a ratio of one new option for each old option tendered for exchange. The Offer is only available to employees or directors of the Company or any of its wholly-owned subsidiaries. The information set forth in the Offer to Exchange under "Summary of Terms," Section 1 ("Number of Options; Expiration Date"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and
Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

      (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

      (a) The information set forth in the Offer to Exchange under "Summary of Terms," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences"),
Section 14 ("Certain Tax Consequences for Non-U.S. Based Employees or Directors") and Section 15 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

      (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

      (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

      (a) The following information is incorporated herein by reference:

            (1) the information set forth in the Offer to Exchange under Section 9 ("Information Concerning Autobytel Inc.");

            (2) the Audited Financial Statements of the Company as shown on pages F-1 through F-20 of the Company's Annual report on Form 10-K for its fiscal year ended December 31, 2000, previously filed with the Securities and Exchange Commission (the "SEC") on March 29, 2001;

            (3) the information set forth in Item 7 -- "Management's Discussion and Analysis of Financial Condition and Results of Operations" as shown on pages 29 through 36 of the Company's Annual report on Form 10-K for its fiscal year ended December 31, 2000, previously filed with the SEC on March 29, 2001;

            (4) pages 3 through 13 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2001, previously filed with the SEC on November 14, 2001; and

            (5) the information set forth in Item 2 -- "Management's Discussion and Analysis of Financial Condition and Results of Operations" as shown on pages 14 through 35 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2001, previously filed with the SEC on November 14, 2001.

      (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

      (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

      (b) Not applicable.

ITEM 12.  EXHIBITS.

      (a) (1.1)  Offer to Exchange dated December 14, 2001.

          (1.2)  Letter of Transmittal.

          (1.3)  E-mail to Autobytel Option Holders dated December 14, 2001.

          (1.4)  Letter to Eligible Option Holders.

          (1.5)  Notice to Withdraw.

          (1.6) Form of Letter to Tendering Option Holders Regarding Results of the Offer.

          (1.7)  Declaration of Lost Option Agreement(s).

          (5.1)  Press release of Autobytel dated December 14, 2001.

          (5.2) Presentation to Employees and Directors Describing the Basic Terms of the Offer.

      (b) Not applicable.

      (d) (1) Auto-by-Tel Corporation 1996 Stock Incentive Plan, as amended, previously filed with the SEC on February 9, 1999 as Exhibit 10.6 to Amendment No. 1 to Autobytel's Registration Statement on Form S-1 (File No. 333-70621), which is incorporated herein by reference.

          (2) Amendment No. 1 to the Auto-by-Tel Corporation 1996 Stock Incentive Plan.

          (3) autobytel.com inc. 1998 Stock Option Plan, previously filed with the SEC on February 9, 1999 as Exhibit 10.8 to Amendment No. 1 to Autobytel's Registration Statement on Form S-1 (File No. 333-70621), which is incorporated herein by reference.

          (4) Amendment No. 1 to the autobytel.com inc. 1998 Stock Option Plan, previously filed with the SEC on November 12, 1999 as Exhibit
               10.2 to Autobytel's Form 10-Q for the Quarter Ended September 30, 1999, which is incorporated herein by reference.

          (5)  Amendment No. 2 to the autobytel.com inc. 1998 Stock Option Plan.

          (6) autobytel.com inc. 1999 Stock Option Plan, previously filed with the SEC on February 9, 1999 as Exhibit 10.8 to Amendment No. 1 to Autobytel's Registration Statement on Form S-1 (File No. 333-70621), which is incorporated herein by reference.

          (7) Amendment No. 1 to the autobytel.com inc. 1999 Stock Option Plan, previously filed with the SEC on November 12, 1999 as Exhibit
               10.1 to Autobytel's Form 10-Q for the Quarter Ended September 30, 1999, which is incorporated herein by reference.

          (8)  Amendment No. 2 to the autobytel.com inc. 1999 Stock Option Plan.

          (9) autobytel.com inc. 1999 Employee and Acquisition Related Stock Option Plan, previously filed with the SEC on November 1, 1999 as
               Exhibit 10.1 to Autobytel's Registration Statement on Form S-8 (file no. 333-90045), which is incorporated herein by reference.

          (10) Amendment No. 1 to the autobytel.com inc. 1999 Employee and Acquisition Related Stock Option Plan.

          (11) autobytel.com inc. 2000 Stock Option Plan, previously filed with the SEC on June 15, 2000 as Exhibit 99.1 to Autobytel's Registration Statement on Form S-8 (File No. 333-39396), which is incorporated herein by reference.

          (12) Amendment No. 1 to the autobytel.com inc. 2000 Stock Option Plan.

          (13) Form of Stock Option Agreement pursuant to Auto-by-Tel Corporation 1996 Stock Incentive Plan.

          (14) Form of Stock Option Agreement pursuant to autobytel.com inc. 1998 Stock Option Plan.

          (15) Form of Stock Option Agreement pursuant to autobytel.com inc. 1999 Stock Option Plan.

          (16) Form of Stock Option Agreement pursuant to autobytel.com inc. 1999 Employee and Acquisition Related Stock Option Plan.

          (17) Form of Stock Option Agreement pursuant to autobytel.com inc. 2000 Stock Option Plan.

          (18) Form of Performance Stock Option Agreement pursuant to autobytel.com inc. 1999 Stock Option Plan.

          (19) Form of Non-employee Directors Stock Option Agreement pursuant to autobytel.com inc. Auto-by-Tel Corporation 1996 Stock Incentive Plan.

      (g) Not applicable.

      (h) Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

          Not applicable.

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                   AUTOBYTEL INC.


                                   By: /s/ Ariel Amir
                                       ------------------------------
                                       Ariel Amir
                                       Executive Vice President,
                                       General Counsel and Secretary

Date: December 14, 2001.

                                INDEX TO EXHIBITS

     Exhibit Number                            Description
     --------------                            -----------
        (a)(1.1)         Offer to Exchange dated December 14, 2001.

        (a)(1.2)         Letter of Transmittal.

        (a)(1.3)         E-mail to Autobytel Option Holders dated December 14,
                         2001.

        (a)(1.4)         Letter to Eligible Option Holders.

        (a)(1.5)         Notice to Withdraw.

        (a)(1.6)         Form of Letter to Tendering Option Holders Regarding
                         Results of the Offer.

        (a)(1.7)         Declaration of Lost Option Agreement(s).

        (a)(5.1)         Press release of Autobytel dated December 14, 2001.

        (a)(5.2)         Presentation to Employees and Directors Describing the
                         Basic Terms of the Offer.

        (d)(1) Auto-by-Tel Corporation 1996 Stock Incentive Plan, as amended, previously filed with the Securities and Exchange Commission (the "SEC") on February 9, 1999 as
                         Exhibit 10.6 to Amendment No. 1 to Autobytel's
                         Registration Statement on Form S-1 (File No.
                         333-70621), which is incorporated herein by reference.

        (d)(2)           Amendment No. 1 to the Auto-by-Tel Corporation 1996
                         Stock Incentive Plan.

        (d)(3) autobytel.com inc. 1998 Stock Option Plan, previously filed with the SEC on February 9, 1999 as Exhibit 10.8 to Amendment No. 1 to Autobytel's Registration
                         Statement on Form S-1 (File No. 333-70621), which is incorporated herein by reference.

        (d)(4)           Amendment No. 1 to the autobytel.com inc. 1998 Stock
                         Option Plan previously filed with the SEC on November
                         12, 1999 as Exhibit 10.2 to Autobytel's Form 10-Q for the Quarter Ended September 30, 1999, which is incorporated herein by reference.

        (d)(5)           Amendment No. 2 to the autobytel.com inc. 1998 Stock
                         Option Plan.

        (d)(6) autobytel.com inc. 1999 Stock Option Plan, previously filed with the SEC on February 9, 1999 as Exhibit 10.8 to Amendment No. 1 to Autobytel's Registration
                         Statement on Form S-1 (File No. 333-70621), which is incorporated herein by reference.

        (d)(7)           Amendment No. 1 to the autobytel.com inc. 1999 Stock
                         Option Plan previously filed with the SEC on November
                         12, 1999 as Exhibit 10.1 to Autobytel's Form 10-Q for the Quarter Ended September 30, 1999, which is incorporated herein by reference.

        (d)(8)           Amendment No. 2 to the autobytel.com inc. 1999 Stock
                         Option Plan.

        (d)(9)           autobytel.com inc. 1999 Employee and Acquisition
                         Related Stock Option Plan, previously filed with the SEC on November 1, 1999 as Exhibit 10.1 to Autobytel's
                         Registration Statement on Form S-8 (file no.
                         333-90045), which is incorporated herein by reference.

        (d)(10)          Amendment No. 1 to the autobytel.com inc. 1999 Employee
                         Acquisition Related Stock Option Plan.

        (d)(11) autobytel.com inc. 2000 Stock Option Plan, previously filed with the SEC on June 15, 2000 as Exhibit 99.1 to Autobytel's Registration Statement on Form S-8 (File
                         No. 333-39396), which is incorporated herein by reference.

        (d)(12)          Amendment No. 1 to the autobytel.com inc. 2000 Stock
                         Option Plan.

        (d)(13)          Form of Stock Option Agreement pursuant to Auto-by-Tel
                         Corporation 1996 Stock Incentive Plan.

        (d)(14) Form of Stock Option Agreement pursuant to autobytel.com inc. 1998 Stock Option Plan.

        (d)(15) Form of Stock Option Agreement pursuant to autobytel.com inc. 1999 Stock Option Plan.

        (d)(16) Form of Stock Option Agreement pursuant to autobytel.com inc. 1999 Employee and Acquisition
                         Related Stock Option Plan.

        (d)(17) Form of Stock Option Agreement pursuant to autobytel.com inc. 2000 Stock Option Plan.

        (d)(18) Form of Performance Stock Option Agreement pursuant to autobytel.com inc. 1999 Stock Option Plan.

        (d)(19) Form of Non-employee Director Stock Option Agreement pursuant to Auto-by-Tel Corporation 1996 Stock
                         Incentive Plan.